News Release

Alexco Announces Additional 2007 Keno Hill Drill Results

September 18, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR) ("Alexco") is pleased to announce additional assay results from recent drilling at Keno Hill, Yukon which is being managed by NovaGold Resources Inc. (TSX, AMEX: NG). In addition to the recent successes achieved in the areas of the historic Bellekeno and Onek mines a number of other targets have produced significant drill results. Interim results from the Silver King/ Silver King East and Husky Southwest mineralized trend continue to provide encouragement for discovery of significant silver dominated, gold bearing vein and stockwork mineralized system.

Highlights: Silver King, Husky Southwest and Townsite Areas

  A total of nine holes have been completed in the Silver King/Silver King East and Husky SW areas (excluding earlier reported Husky SW results: see June 4 news release). Complete assay results have been tabulated on the Alexco Resource Corp. website (www.alexcoresource.com). Important intercepts include:

DDH K07-0112 at Silver King which cut an interval grading: 10.5 kilograms per tonne silver (307.3 ounces per ton), 2.15 grams per tonne gold, 6.61% lead and 0.72% zinc or 320.2 ounces per ton silver equivalent over a width of 0.8 meters from 30.5 to 31.3 meters.

DDH K07-0113 at Silver King which cut an interval grading: 1.2 kilograms per tonne silver (35.4 ounces per ton), 0.802 grams per tonne gold, 2.42% lead and 0.04 % zinc or 39.8 ounces per ton silver equivalent over a width of 3.36 meters from 36.62 to 39.98 meters.

DDH K07-0056 at Husky Southwest which cut an interval grading: 479 grams per tonne silver (14.0 ounces per ton), 0.384 grams per tonne gold, 0.24% lead and 0.06% zinc or 15.1 ounces per ton silver equivalent over a width of 3.03 meters from 252.25 to 255.28 meters.

DDH K07-0088 at Townsite which cut an interval grading: 1.8 kilograms per tonne silver (52.6 ounces per ton), 0.31 grams per tonne gold, 3.95% lead and 2.50% zinc or 62.3 ounces per ton silver equivalent over a width of 1.88 meters from 57.75 to 61.63 meters.

Silver King/Silver King East

Drilling approximately 70 meters to the east of the historic Silver King underground silver production areas confirmed that very high grade silver mineralization continues well beyond the historic mining areas. The Silver King East prospect is located on trend approximately 700 meters northeast of the historic Silver King mine. Encouraging, but lower grade, mineralization was encountered in the vicinity of the Silver King East prospect itself. Assays from two of the nine holes drilled in the Silver King/Silver

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King East area are listed on Table 1 below:

Table 1: Silver King 2007 – Selected Core Hole Intercepts

	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag eq*
Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
K07-0112	30.5	31.3	0.8	10,534	307.3	2.155	0.063	6.61	0.72	320.2
includes	30.95	31.3	0.35	21,455	625.9	4.36	0.127	14.2	0.55	651.2
K07-0113	36.62	39.98	3.36	1,214.7	35.4	0.802	0.023	2.42	0.04	39.8
includes	36.62	37.06	0.44	8,730	254.7	5.65	0.165	17.8	0.209	285.8
* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

Husky Southwest

As part of a systematic investigation of the Silver King to Husky Southwest mineralized trend, several diamond drill holes have been completed to test the very large hydrothermal system outlined at the northeastern end of this two kilometer trend in the vicinity of the historic Husky Southwest mine. Broad zones of pyrite and clay altered quartzite characterized by local thin high-grade silver zones are interpreted to be high level mineralization which may transition to increased silver and base metal mineralization deeper in the hydrothermal system (see June 4 press release). Additional deep drilling is planned for late 2007 to test the current geologic model for the Husky area where mineralization remains open along strike and down dip. On-going drilling has intersected local zones of increased silver mineralization including the intercept in Table 2 below:

Table 2: Husky Southwest 2007 – Selected Core Hole Intercepts

										Ag
	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	eq*
Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
K07-0056	252.25	255.28	3.03	478.87	14.0	0.384	0.011	0.24	0.06	15.1
includes	254.87	255.28	0.41	1,540	44.9	1.63	0.048	0.74	0.03	48.9
* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

District Exploration: Townsite, Tick Vein, RCMP and Schoolhouse Systems

Continuing systematic district exploration on Galena Hill has been focused in part on historically under-explored silver vein and stockwork systems including the Tick and Townsite systems. In general, this component of the district exploration program involved widely spaced drillholes to test a number of structures beneath the abandoned townsites of Elsa and Calumet. Little past exploration had been conducted in these areas due to the presence of operating infrastructure. The Townsite vein (K07-0088) returned some spectacular results while holes drilled in the Tick, Schoolhouse and RCMP veins confirmed the existence of strong structures which although not strongly mineralized where intersected, may contain oreshoots along strike or down dip. The intersection on the Townsite vein is noted on Table 3 below:

Table 3: Townsite 2007 – Selected Core Hole Intercepts

										Ag
	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	eq*
Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
K07-0088	59.75	61.63	1.88	1,803.9	52.6	0.31	0.009	3.95	2.50	62.3
includes	59.75	60.05	0.30	9,630	280.9	1.62	0.047	15.65	1.80	305.0
* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

A composite table of all 2007 drill results released to date is available on the Company’s website. A plan section showing the general location of the drillholes is also available for review on the Company’s website.

Other Exploration Drilling - Update

Significant exploration potential remains in the Keno Hill Silver District which occupies an area of more than 220 square kilometers. Diamond drilling by Alexco over the past 14 months has tested the Bellekeno and Husky to Silver King corridor in some detail, whereas six other historic deposit areas have been subject to between one and three drill holes. More than 20 of the 35 past producing mines in the district remain to be evaluated through data compilation, review and diamond drill testing as warranted. Similarly, less than 5% of the potentially productive terrain in the district has been tested to date.

Drilling continues as planned in the Bellekeno historic mine area where two drills are currently testing select areas within the 99 and Southwest zones. The 2007 Bellekeno drill program is scheduled for completion early October. An independent N.I. 43-101 technical analysis of the Bellekeno resource is on going, and prefeasibility/scoping studies are continuing.

The secondary focus on systematic drill testing of numerous other Keno Hill district silver targets continues as planned. Drilling has recently been initiated on the Lucky Queen prospect where high-grade silver mineralization (402 ounces per ton silver over 0.30 meters) was intersected during the 2006 Alexco drill campaign.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2007 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Senior Project Geologist for NovaGold Resources and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs at Terrace, BC for preparation with fire assay and multi-element ICP analyses done at ALS Chemex Labs facility at North Vancouver, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.